JS Beauty Land Network Technology Inc.

No. 99, Taihu Road

Yancheng, Jiangsu Province, China

February 4, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Scott Anderegg, Staff Attorney

Re: JS Beauty Land Network Technology Inc.

Registration Statement on Form S-1

Filed December 14, 2018

File No. 333-228807

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated January 30, 2019 addressed to Faxian Qian, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Registration Statement on Form S-1.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. The Company has amended the registration statement consistent with this response. Where applicable, reference is made to the revised pages or sections of Amendment No. 1 to Form S-1.

Plan of Distribution, page 27

1.	We note that there is no public trading market for your common stock. We further note that you state a fixed price at which shares will be sold by the company in your offering. Please revise your prospectus in appropriate places to also disclose a fixed price at which shares will be sold by the selling shareholders in your offering. Refer to Item 501(b)(3) of Regulation S-K. In addition, please revise your plan of distribution to address the resale component of your offering.

RESPONSE:

We have amended the cover page of the prospectus to confirm that selling shareholders must sell at a fixed price of $1.00 per share until the shares are trading on the OTC Markets. We have also amended the “Plan of Distribution” section on page 27 to confirm that that selling shareholders must sell at a fixed price of $1.00 per share until the shares are trading on the OTC Markets.

On behalf of the Company, we acknowledge that:

● should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

JS BEAUTY LAND NETWORK TECHNOLOGY INC.

By:	/S/ Faxian Qian
Faxian Qian
Chief Executive Officer

cc: Robert L. B. Diener, Esq.